UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of: July 2009
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                           --------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

      Attached hereto and incorporated by reference herein is the registrant's press release announcing its second quarter 2009 earnings results, issued on July 22, 2009.

The GAAP financial statements in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. are incorporated by reference into the Form S-8 of the Company, registration numbers 333-42000, 333-115003, 333-135435, 333-141307, 333-149825
and 333-158839, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.



                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    CLICKSOFTWARE TECHNOLOGIES LTD.
                                    (Registrant)


                                    By: /s/ Shmuel Arvatz
                                        ------------------------------------
                                        Name:   Shmuel Arvatz
                                        Title:  Executive Vice President and
                                                Chief Financial Officer


Date: July 22, 2009

Contacts:
Shmuel Arvatz                                  Noa Schuman
Chief Financial Officer                        Investor Relations
+972-3-765-9400                                +972-3-7659-467
Shmuel.Arvatz@clicksoftware.com                Noa.Schuman@clicksoftware.com

    CLICKSOFTWARE REPORTS 31% REVENUE GROWTH AND 17% OPERATING MARGIN
                   FOR THE SECOND QUARTER ENDED JUNE 30, 2009

     $29M Record Backlog and Deferred Revenues Increase Visibility into 2009
--------------------------------------------------------------------------------

BURLINGTON,  MA, July 22nd, 2009 - ClickSoftware  Technologies  Ltd.  (NasdaqGS:
CKSW), the leading provider of mobile workforce management and service optimization solutions, today announced results for the second quarter ended June 30, 2009.

For the second quarter ended June 30, 2009, total revenues were $14.4 million, with net income of $2.9 million, or $0.10 per fully diluted share. This compares with revenues of $11.0 million and net income of $0.1 million, or $0.00 per fully diluted share, for the same period last year, and revenues of $13.0 million and net income of $2.6 million, or $0.09 per fully diluted share, for the first quarter of 2009.

Non-GAAP net income was $2.8 million, or $0.09 per fully diluted share, for the second quarter of 2009. This compares to Non-GAAP net income of $0.3 million, or $0.01 per fully diluted share, for the same period last year, and Non-GAAP net income of $2.8 million or $0.09 per fully diluted share, for the first quarter of 2009.

Software license revenues for the second quarter of 2009 were $4.1 million, while service and maintenance revenues were $10.3 million. This compares to software license revenues of $3.1 million and service and maintenance revenues of $7.9 million for the same period last year, and $4.3 million and $8.7 million, respectively, in the first quarter of 2009.

Gross profit in the second quarter of 2009 was $9.6 million, or 67% of revenues, compared to $6.7 million, or 61% of revenues, in the same period last year, and $8.7 million, or 67% of revenues, in the first quarter of 2009.

During the second quarter of 2009 the Company concluded the acquisition of the workforce management assets of Manchitra for a total consideration of about $2.5 million. After paying this amount, cash, cash equivalents and short and long-term investments in the second quarter decreased to $33.1 million from $34.6 million at the end of the first quarter of 2009. Net cash provided by operating activities was $0.3 million during the second quarter of 2009.

Management Commentary
"We are very pleased with the financial results of the second quarter of 2009, as well as with the number of new customers that we have won. Our operational efficiencies also keep improving. As a result, the rate of growth in revenues is higher than the rate of growth in the expenses platform required to generate them, leading to better profitability margins. Additionally, our backlog and deferred revenues as of the end of the second quarter were about $29 million which increases our visibility into the upcoming quarters", said Dr. Moshe BenBassat, ClickSoftware's Chairman and CEO. "During the quarter we concluded the acquisition of the workforce management assets of Manchitra in India, and at the beginning of July we signed a definitive agreement to acquire the assets of AST Inc. The AST acquisition will enable us to offer Software as a Service
(SaaS) solutions to the low-end market, and strengthens our strategy to offer end-to-end solutions to customers of all sizes in the service sector", he added.

Outlook
Based on the level of backlog, deferred revenues and current pipeline, the Company believes that revenues will continue to grow in the second half of 2009 compared to the second half of 2008.

Investors Conference Call
ClickSoftware will host a conference call today at 9:30 a.m. EDT to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(800) 762-8779 and ask for the ClickSoftware conference call. International participants, please call (480) 248-5081. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (800) 406-7325 (international callers can dial (303) 590-3030), ID Code: 4114017.

About ClickSoftware
ClickSoftware is the leading provider of mobile workforce management and service optimization solutions that create business value for service operations through higher levels of productivity, customer satisfaction and cost effectiveness. Combining educational, implementation and support services with best practices and its industry leading solutions, ClickSoftware drives service decision making across all levels of the organization. From proactive customer demand forecasting and capacity planning to real-time decision-making, incorporating scheduling, mobility and location based services, ClickSoftware helps service organizations get the most out of their resources. With over 130 customers across a variety of industries and geographies, and strong partnerships with leading platform and system integration partners - ClickSoftware is uniquely positioned to deliver superb business performance to any organization. The Company is headquartered in Burlington, MA and Israel, with offices in Europe and Asia Pacific.

For more information about ClickSoftware, please call (781) 272-5903 or (888) 438-3308, or visit www.clicksoftware.com.
                   ---------------------

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation in accordance with the requirements of SFAS No. 123R, "Share-based Payment" ("123R"), tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and rates of growth, and expectations regarding future closing of contracts, receipt of orders, recognition of revenues and deferred revenues. For example, when we discuss our "Outlook" for the second half of 2009, our visibility into upcoming quarters and anticipated benefits from acquisitions, we are using forward-looking statements. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in ClickSoftware's sales cycle, ClickSoftware's ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2008 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise requested by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited. In thousands, except share and per share amounts)

                                                                                         Three Months Ended

                                                                          June 30, 2009                      June 30, 2008
                                                                   -----------------------------    ------------------------------
                                                                                       % of                              % of
                                                                         $            Revenues           $             Revenues
                                                                   -------------   -------------    -------------    -------------
Revenues:
  Software license                                                 $       4,066              28%   $       3,064               28%
  Services                                                                10,300              72%           7,924               72%
                                                                   -------------   -------------    -------------    -------------
      Total revenues                                                      14,366             100%          10,988              100%
                                                                   -------------   -------------    -------------    -------------
Cost of revenues:
  Software license                                                           334               2%             299                3%
  Services                                                                 4,416              31%           3,994               36%
                                                                   -------------   -------------    -------------    -------------
      Total cost of revenues                                               4,750              33%           4,293               39%
                                                                   -------------   -------------    -------------    -------------

Gross profit                                                               9,616              67%           6,695               61%
                                                                   -------------   -------------    -------------    -------------

Operating expenses:
  Research and development costs, net                                      1,606              11%           1,635               15%
  Selling and marketing expenses                                           3,906              27%           3,831               35%
  General and administrative expenses                                      1,623              11%           1,215               11%
                                                                   -------------   -------------    -------------    -------------
      Total operating expenses                                             7,135              50%           6,681               61%

Net Income from operations                                                 2,481              17%              14                0%
Interest, net                                                                 76               0%             174                2%
                                                                   -------------   -------------    -------------    -------------
Net income before taxes                                            $       2,557              17%   $         188                2%
Tax benefit (Taxes on income)                                                387               3%             (64)              (1)%
                                                                   -------------   -------------    -------------    -------------
Net income                                                         $       2,944              20%   $         124                1%
                                                                   -------------   -------------    -------------    -------------
Net income per ordinary share:
Basic                                                              $        0.10                    $        0.00
                                                                   -------------   -------------    -------------    -------------
Diluted                                                            $        0.10                    $        0.00
                                                                   -------------   -------------    -------------    -------------
Shares used in computing basic Net income per share                   28,796,957                       28,541,098
                                                                   -------------   -------------    -------------    -------------
Shares used in computing diluted Net income per share                 30,911,937                       29,700,676
                                                                   -------------   -------------    -------------    -------------

                         ClickSoftware Technologies Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (Unaudited In thousands, except share and per share amounts)

                                                                                        Six Months Ended

                                                                          June 30, 2009                      June 30, 2008
                                                                   -----------------------------    ------------------------------
                                                                                       % of                              % of
                                                                         $            Revenues           $             Revenues
                                                                   -------------   -------------    -------------    -------------
Revenues:
  Software license                                                 $       8,360              31%   $       7,062               31%
  Services                                                                18,983              69%          15,409               69%
                                                                   -------------   -------------    -------------    -------------
      Total revenues                                                      27,343             100%          22,471              100%
                                                                   -------------   -------------    -------------    -------------
Cost of revenues:
  Software license                                                           990               4%             847                4%
  Services                                                                 8,005              29%           7,999               36%
                                                                   -------------   -------------    -------------    -------------
      Total cost of revenues                                               8,995              33%           8,846               39%
                                                                   -------------   -------------    -------------    -------------
Gross profit                                                              18,348              67%          13,625               61%
                                                                   -------------   -------------    -------------    -------------

Operating expenses:
  Research and development costs, net                                      3,000              11%           3,211               14%
  Selling and marketing expenses                                           7,507              27%           7,697               34%
  General and administrative expenses                                      2,985              11%           2,406               11%
                                                                   -------------   -------------    -------------    -------------
      Total operating expenses                                            13,492              49%          13,314               59%

Net Income from operations                                                 4,856              18%             311                1%
Interest, net                                                                323               1%             341                2%
                                                                   -------------   -------------    -------------    -------------
Net income before taxes                                            $       5,179              19%   $         652                3%
Tax benefit (Taxes on income)                                                367               1%            (188)              (1)%
                                                                   -------------   -------------    -------------    -------------
Net income                                                         $       5,546              20%   $         464                2%
                                                                   -------------   -------------    -------------    -------------

Net income per ordinary share:
Basic                                                              $        0.19                     $       0.02
                                                                   -------------   -------------    -------------    -------------
Diluted                                                            $        0.18                     $       0.02
                                                                   -------------   -------------    -------------    -------------
Shares used in computing basic Net income per share                   28,731,653                       28,526,346
                                                                   -------------   -------------    -------------    -------------
Shares used in computing diluted Net income per share                 30,390,432                       29,707,424
                                                                   -------------   -------------    -------------    -------------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)


                                                                                         Three Months Ended

                                                                          June 30, 2009                      June 30, 2008
                                                                   -----------------------------    ------------------------------
                                                                                       % of                              % of
                                                                         $            Revenues           $             Revenues
                                                                   -------------   -------------    -------------    -------------
GAAP Net income:                                                   $       2,944              20%   $         124               1%
Adjustment of share-based compensation within:
  Cost of Services                                                            31                               30
  Research and development costs, net                                         29                               28
  Selling and marketing expenses                                              63                               58
  General and administrative expenses                                         76                               79
Amortization of intangible assets                                             95                                -
Deferred taxes                                                              (430)                               -
                                                                   -------------    ------------    -------------   -------------
Non-GAAP Net income                                                $       2,808              20%   $         319               3%
                                                                   -------------    ------------    -------------   -------------
GAAP Net income per ordinary share:
Basic                                                              $        0.10                    $        0.00
                                                                   -------------    ------------    -------------   -------------
Diluted                                                            $        0.10                    $        0.00
                                                                   -------------    ------------    -------------   -------------

Non-GAAP Net income per ordinary share:
Basic                                                              $        0.10                    $        0.01
                                                                   -------------    ------------    -------------   -------------
Diluted                                                            $        0.09                    $        0.01
                                                                   -------------    ------------    -------------   -------------

                         ClickSoftware Technologies Ltd.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (In thousands, except share and per share amounts)

                                                                                        Six Months Ended

                                                                          June 30, 2009                      June 30, 2008
                                                                   ------------------------------    -----------------------------
                                                                                       % of                              % of
                                                                         $            Revenues           $             Revenues
                                                                   -------------    -------------    -------------   -------------
GAAP Net income:                                                   $       5,546               20%   $         464               2%
Adjustment of share-based compensation within:
  Cost of Services                                                            60                                54
  Research and development costs, net                                         56                                50
  Selling and marketing expenses                                             122                               105
  General and administrative expenses                                        150                               150
Amortization of intangible assets                                             95                                 -
Deferred taxes                                                              (430)                                -
                                                                   -------------    -------------    -------------   -------------
Non-GAAP Net income                                                $       5,599               20%   $         823               4%
                                                                   -------------    -------------    -------------   -------------
GAAP Net income per ordinary share:
Basic                                                              $        0.19                     $        0.02
                                                                   -------------    -------------    -------------   -------------
Diluted                                                            $        0.18                     $        0.02
                                                                   -------------    -------------    -------------   -------------

Non-GAAP Net income per ordinary share:
Basic                                                              $        0.19                     $        0.03
                                                                   -------------    -------------    -------------   -------------
Diluted                                                            $        0.18                     $        0.03
                                                                   -------------    -------------    -------------   -------------

                        ClickSoftware Technologies Ltd.
                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                                                                    June 30      December 31
                                                                                      2009           2008
                                                                                  -----------    -----------
                                    ASSETS                                        (unaudited)     (audited)
CURRENT ASSETS
  Cash and cash equivalents                                                       $    13,395    $    17,427
  Short-term investments                                                               19,205         13,857
  Trade receivables, net                                                               11,709          7,825
  Deferred taxes                                                                        2,370          1,940
  Other receivables and prepaid expenses                                                1,980          1,071
                                                                                  -----------    -----------
      Total current assets                                                             48,659         42,120
                                                                                  -----------    -----------
FIXED ASSETS
  Cost                                                                                  4,918          4,142
  Less - accumulated depreciation                                                       2,395          2,017
                                                                                  -----------    -----------
      Total fixed assets                                                                2,523          2,125
                                                                                  -----------    -----------
  Long-term investments                                                                   495            699
  Intangible assets, net                                                                1,274              -
  Goodwill                                                                              1,245              -
  Severance pay deposits                                                                1,338          1,218
                                                                                  -----------    -----------
      Total Assets                                                                $    55,534    $    46,162
                                                                                  ===========    ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable and accrued expenses                                           $    10,048    $     8,780
  Deferred revenues                                                                     6,447          5,442
                                                                                  -----------    -----------
      Total current liabilities                                                        16,495         14,222
                                                                                  -----------    -----------

LONG TERM LIABILITIES
  Accrued severance pay                                                                 2,713          2,653
  Deferred revenues - Long term                                                         3,037          3,201
                                                                                  -----------    -----------
      Total long-term liabilities                                                       5,750          5,854
                                                                                  -----------    -----------
      Total liabilities                                                                22,245         20,076
                                                                                  -----------    -----------
SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.02 par value                                                   120            116
  Additional paid-in capital                                                           76,471         74,771
  Accumulated deficit                                                                 (43,406)       (48,952)
  Accumulated other comprehensive income                                                  147            194
  Treasury stock, at cost:  39,000 shares                                                 (43)           (43)
                                                                                  -----------    -----------
      Total shareholders' equity                                                       33,289         26,086
                                                                                  -----------    -----------
      Total Liabilities and shareholders' equity                                  $    55,534    $    46,162
                                                                                  ===========    ===========

                                          ClickSoftware Technologies Ltd.
                                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                       (Unaudited. In thousands of U.S dollars)

                                                                                                     Six months Ended

                                                                                              June 30, 2009    June 30, 2008
                                                                                              -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                                  $       5,546    $         464
  Adjustments to reconcile net income to net cash provided by operating activities:
    Expenses not affecting operating cash flows:
        Depreciation                                                                                    463              358
        Amortization of deferred compensation                                                           387              359
        Amortization of acquired intangible assets                                                       95                -
        Severance pay, net                                                                              (60)             224
        Other                                                                                            17                6
    Changes in operating assets and liabilities:
        Increase in trade receivables                                                                (3,884)          (2,482)
        Increase in other receivables                                                                  (956)            (248)
        Increase in Deferred taxes                                                                     (430)               -
        Increase (Decrease) in accounts payable and accrued expenses                                  1,268              (12)
        Increase in deferred revenues                                                                   841            1,853
                                                                                              -------------    -------------

  Net cash provided by operating activities                                                   $       3,287    $         522
                                                                                              -------------    -------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of equipment                                                                              (878)            (415)
    Acquisition of intangible assets and goodwill in a business combination                          (2,519)               -
    Short-term investment                                                                            (5,239)           3,214
                                                                                              -------------    -------------
  Net cash provided by (used in) investment activities                                        $      (8,636)   $       2,799
                                                                                              -------------    -------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Employee options and ESPP exercised                                                               1,317               99
                                                                                              -------------    -------------

  Net cash provided by financing activities                                                   $       1,317    $          99
                                                                                              -------------    -------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                                     (4,032)           3,420
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                                     17,427            9,054
                                                                                              -------------    -------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                    $      13,395    $      12,474
                                                                                              -------------    -------------